July 2, 2010

VIA EDGAR AND BY FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

Mailstop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn:                Tia Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and

Healthcare Services

Re:                       Guess?, Inc.

Form 10-K for fiscal year ended January 30, 2010

Filed March 31, 2010

File No. 001-11893

Dear Ms. Jenkins,

On behalf of Guess?, Inc (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 25, 2010, following up on the Company’s response letter dated June 4, 2010, regarding the Company’s above-referenced Form 10-K (the “Form 10-K”). For your convenience, the Staff’s comment precedes the response.

Form 10-K for Fiscal Year Ended January 30, 2010

Note (1) Summary of Significant Accounting Policies and Procedures, page F-7

1.                                    Please tell us and disclose in future filings, to the extent material, how you reflect any changes in the carrying amount redeemable of noncontrolling interests within your computation of earnings per share.

Securities and Exchange Commission

July 2, 2010

Response:

EITF Topic D-98 paragraph 19 requires that when a class of common stock is redeemable at other than fair value, increases or decreases in the carrying amount of the redeemable security should be reflected in earnings per share through the application of the two-class method. Periodic adjustments to the carrying amount that reflect a redemption in excess of fair value are applied to earnings per share using the two-class method while decreases in the security’s carrying amount are applied to earnings per share using the two-class method only to the extent they represent recoveries of amounts previously applied to the two-class method.

Our computation of earnings per share has not been impacted to date as we have not experienced a situation where the redemption value of either of our existing put arrangements exceeded their fair value. However, should this situation arise, to the extent that it has a material impact on earnings per share, we undertake to disclose in our quarterly and annual filings how we reflect any changes in the carrying amount of redeemable noncontrolling interests within our computation of earnings per share.

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We appreciate the Staff’s comments and request that the Staff contact the undersigned at (213) 765-3630 or (213) 765-0911 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Jason T. Miller

Jason T. Miller
Assistant General Counsel
Guess?, Inc.

cc:

Brian McAllister

Accounting Examiner

U.S. Securities and Exchange Commission

Dennis R. Secor

Senior Vice President and Chief Financial Officer

Guess?, Inc.